SKY QUARRY INC.

WHISTLEBLOWER PROGRAM

A.Purpose

Sky Quarry Inc. (“Sky Quarry”) is committed to the highest standards of openness, honesty and accountability. The integrity of the financial and other information of Sky Quarry is vital as it guides the decisions of the Board of Directors of Sky Quarry (“Board of Directors”) and is relied upon by our shareholders, financial markets and other stakeholders.

For these reasons Sky Quarry must cultivate an environment where individuals can confidentially and anonymously report complaints and concerns regarding accounting, internal auditing controls, or auditing matters, the health and safety of the general public, Sky Quarry’s employees and contractors, and the protection of the environment without the fear of victimization, discrimination or disadvantage. This requires a program by which the appropriate body can receive, retain and investigate all reports of complaints and concerns regarding accounting, internal accounting controls or auditing matters, the health and safety of the general public, Sky Quarry’s employees and contractors, and the protection of the environment.

B.Whistleblower Protection

The Whistleblower Program is established for employees, management, officers, directors, contractors and consultants of Sky Quarry.

C.Reportable Conduct

This program is designed to encourage the reporting of complaints and concerns regarding accounting, internal auditing controls, auditing matters, the health and safety of the general public, Sky Quarry’s employees and contractors, the protection of the environment or violations of Sky Quarry’s corporate policies, including, but not limited to:

•suspect, questionable, unethical or unlawful accounting and auditing policies, practices or procedures;

•intentional breach of, or failure to implement, accounting and auditing policies, practices and procedures, approved by the Board of Directors;

•inadequate internal accounting controls;

•the misleading or coercion of auditors;

•disclosure of fraudulent or misleading financial information;

•instances of corporate fraud;

•suspect or questionable practices or procedures pertaining to the health and safety of the general public, Sky Quarry’s employees and contractors, and the protection of the environment, relevant to Sky Quarry;

•instances of abusive, harassing or offensive conduct in the workplace;

•violations of Sky Quarry’s Code of Ethics and Business Conduct; or

•violations of Sky Quarry’s Insider Trading Policy.

D.Who is protected?

Any person who makes a disclosure or raises a concern under this program will be protected if the person:

•discloses the information in good faith;

•believes it to be substantially true;

•does not act maliciously or make false allegations, and

•does not seek any personal or financial gain.

E.Reporting a Complaint

Complainants can be anonymously reported via email, telephone or post. In instances where a satisfactory response is not received from your immediate supervisor, or if you are uncomfortable addressing your concerns to your supervisor any senior officer of Sky Quarry may be contacted.

In instances where a satisfactory response is not received from such senior officer, or if you are uncomfortable addressing your concerns to a senior officer, Matthew Fleming, the Chairman of the Audit Committee of Sky Quarry, may be contacted by telephone or email as follows:

Board Member	Position	Phone Number	Email Address
Matthew Flemming	Chairman of the Audit Committee		mflemming@skyquarry.com

Employees and consultants are encouraged to provide as much specific information as possible including names, dates, places and events that took place, the employee’s or consultant’s perception of why the incident(s) may be a violation, and what action the employee or consultant recommends be taken.

F.Investigating a Report

Sky Quarry will respond positively to concerns raised hereunder. Reporting parties should not forget that investigating your concerns is not the same as either accepting or rejecting them.

Where appropriate, the matters raised may:

•be investigated by management, the Audit Committee, the Board of Directors or legal counsel;

•be referred to the police;

•be referred to the external auditor; or

•form the subject of an independent inquiry.

In order to protect individuals and those accused of misdeeds or possible malpractice, initial enquiries may be made to determine whether an investigation is appropriate and, if so, what form it should take.

The overriding principle which Sky Quarry will have in mind as it relates to accounting matters is the best interests of Sky Quarry and its shareholders.

The overriding principle which Sky Quarry will have in mind as it relates to environmental and occupational health and safety matters is the health and safety of the general public, Sky Quarry’s employees and contractors, and the protection of the environment.

Some concerns may be resolved by agreed action without the need for further investigation or action. If urgent action is required, it may be taken before an investigation is completed.

Within fifteen (15) working days of a concern being raised, the responsible officer will write to the reporting party:

•acknowledging that the concern has been received;

•indicating how he/she proposes to deal with the matter;

•giving an estimate of how long it will take to provide a final response;

•telling the reporting party whether any initial enquiries have been made; and

•telling the reporting party whether further investigations will take place and if not, why not.

The amount of contact between the officers considering the issues and the reporting party will depend on the nature of the matters raised, the potential difficulties involved and the clarity of the information provided. If necessary, Sky Quarry will seek further information from the reporting party.

Sky Quarry will take steps to minimize any difficulties which the reporting party may experience as a result of raising a concern. For instance, if the reporting party is required to give evidence in criminal or disciplinary proceedings, Sky Quarry will arrange for the reporting party to receive advice about the procedure.

In determining what further actions to take, considerations include, but are not limited to:

•the alleged wrongdoer;

•seriousness of the allegation;

•credibility of the allegation;

•urgency of an investigation and resolution.

G.Confidentiality

The investigating body will respect the confidentiality of any complainant who so requests, but can only do so to the extent permitted by the law. However, it must be appreciated that it will be easier to follow up and to verify complaints if the complainant is prepared to give his or her name.

H.Victimization, Discrimination and Harassment

Sky Quarry will not tolerate any attempts, to any degree, on the part of anyone to sanction or detriment in any way a complainant who reported a complaint or concern in good faith or anyone who cooperates in any resulting investigation or proceeding. Any such attempt should be reported immediately to a senior officer of Sky Quarry or the Chairman of the Audit Committee. Sky Quarry regards any such retaliation as a serious disciplinary offense which may result in disciplinary action up to and including dismissal for cause.

I.False, Malicious and Bad Faith Reports

The sensitive nature of corporate and professional reputation demands that Sky Quarry view very seriously any report which proves to have been submitted knowing it to be false or without a reasonable basis as to its truth, or with malicious intent, or in bad faith. Sky Quarry regards the making of such reports as a serious disciplinary offense which may result in disciplinary action up to and including dismissal for cause.

J.Records

The Audit Committee shall retain for a period of three (3) years all records relating to reports submitted under this program.

K.Additional Enforcement Information

Certain violations of Sky Quarry's policies and practices could subject Sky Quarry and/or the individuals involved to civil and criminal penalties. Before issues or behavior can rise to that level, employees and consultants are encouraged to make disclosures or raise concerns under this program. However, nothing under this program is intended to prevent an employee or consultant from (a) reporting information to a securities commission, self-regulatory organization or other law enforcement agency (a “Law Enforcement Agency”) when the individual has reasonable cause to believe that the violation of a federal or state statute or regulation has occurred or (b) from co-operating in an investigation or proceeding commenced by a Law Enforcement Agency. As with this program, Sky Quarry will not tolerate any attempts, to any degree, on the part of anyone to sanction or detriment in any way a complainant who reports a complaint in good faith to a Law Enforcement Agency or who co-operates in an investigation or proceeding commenced by a Law Enforcement Agency, regardless of any financial gain received by the complainant. Any such attempt should be reported immediately to a senior officer of Sky Quarry or the Chairman of the Audit Committee.

(Board Approved September 2024)